Pricing Supplement (To Prospectus dated December 30, 2022 and Series P MTN Prospectus Supplement dated December 30, 2022) June 4, 2025	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-268718
$445,000
Callable Zero Coupon Notes, due June 6, 2040
●	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
●	The notes priced on June 4, 2025. Subject to our redemption right, the notes will mature on June 6, 2040.
●	The notes do not pay any interest.
●
We have the right to redeem all, but not less than all, of the notes on June 6, 2026, and on each subsequent Call Date (as defined on page PS-2). The redemption price with respect to each Call Date is specified on page PS-2.

●	If the notes are not redeemed, at maturity, you will receive $2,372.50 per note.
●	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess of $1,000.
●	The notes will not be listed on any securities exchange.
●	The CUSIP number for the notes is 06055JMC0.
Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-6 of the attached prospectus supplement, and page 7 of the attached prospectus.
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price (1)............................	100.00%	$445,000.00
Underwriting Discount (1)(2)......................	1.50%	$ 6,675.00
Proceeds (before expenses) to BAC.........	98.50%	$438,325.00
(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $985.00 (98.50%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2)	We or one of our affiliates may pay varying selling concessions of up to 1.50% in connection with the distribution of the notes to other registered broker-dealers.
The notes are unsecured and unsubordinated obligations and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.
None of the Securities and Exchange Commission, nor any state securities commission, nor any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.
We will deliver the notes in book-entry form only through The Depository Trust Company on June 6, 2025 against payment in immediately available funds.
Series P MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022
BofA Securities

SUMMARY OF TERMS
This pricing supplement supplements the terms and conditions in the prospectus, dated December 30, 2022, as supplemented by the Series P MTN prospectus supplement, dated December 30, 2022 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.
•	Title of the Series:	Callable Zero Coupon Notes, due June 6, 2040
•	Aggregate Principal Amount:	$445,000 Initially Being Issued:
•	Issue Date:	June 6, 2025
•	CUSIP No.:	06055JMC0
•	Maturity Date:	June 6, 2040
•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
•	Ranking:	Senior, unsecured
•	Accrual Yield:	9.15% per annum (for reference only)
•	Day Count Fraction:	30/360
•	Payment at Maturity:	Unless earlier redeemed, on the maturity date, you will receive $2,372.50 per note.
•	Optional Early Redemption:
We have the right to redeem all, but not less than all, of the notes on June 6, 2026 and on each subsequent Call Date. The redemption price with respect to each Call Date is specified under “Call Dates and Redemption Price” below. In order to call the notes, we will give notice at least five business days but not more than 60 calendar days before the specified Call Date.

•	Call Dates and Redemption Price:
Call Date	Redemption Price Per Note
June 6, 2026	$1,091.50
June 6, 2027	$1,183.00
June 6, 2028	$1,274.50
June 6, 2029	$1,366.00
June 6, 2030	$1,457.50
June 6, 2031	$1,549.00
June 6, 2032	$1,640.50
June 6, 2033	$1,732.00
June 6, 2034	$1,823.50
June 6, 2035	$1,915.00
June 6, 2036	$2,006.50
June 6, 2037	$2,098.00
June 6, 2038	$2,189.50
June 6, 2039	$2,281.00

•	Business Days:	New York
•	Business Day Convention:	Following, unadjusted
•	Repayment at Option of Holder:	None
•	Events of Default and Rights of Acceleration:
If an event of default (as defined in the indenture relating to the notes) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities of Bank of America Corporation—Events of Default and Rights of Acceleration; Covenant Breaches” in the prospectus. Upon an event of default, the amount due and payable per note will be calculated in accordance with the following formula:
$1,000 x (1 + Accrual Yield x Y)
For purposes of the above formula, the “Accrual Yield” is 9.15% per annum and “Y” will equal the quotient of (a) the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the issue date to (but excluding) the date upon which the principal amount of the notes has been accelerated divided by (b) 360.
In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.
•	Listing:	None

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.
Structure-related Risks
The notes do not pay interest. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any Call Date on or after June 6, 2026. In the event that we redeem the notes, you will receive the redemption price applicable to that Call Date. If you intend to purchase the notes, you must be willing to have your notes redeemed as early as the first Call Date. If we elect to redeem the notes prior to maturity, we will do so at a time that is advantageous for us but when it may not be in your interest for us to do so. No further payments will be made on the notes after they have been redeemed and you will lose the opportunity to receive any higher redemption price that otherwise might have been payable on a later date.
If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.
Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations, including our obligations under the notes. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability to pay our obligations, such as the difference between the anticipated return on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
Valuation- and Market-related Risks
We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.
Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.
The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.
We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, BofA Securities, Inc. ("BofAS"), will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.
Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:
•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.
Conflict-related Risks
Our trading and hedging activities may create conflicts of interest with you. We or one or more of our broker-dealer affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We also expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading and hedging activities could influence secondary trading in the notes or otherwise could be adverse to your interests as a holder of the notes.

U.S. FEDERAL INCOME TAX SUMMARY
The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.
This summary is directed solely to U.S. Holders and Non-U.S. Holders (each as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
U.S. Holders
Our tax counsel, Sidley Austin LLP, is of the opinion that the notes will be issued with original issue discount (“OID”) (and without any “qualified stated interest”) each as defined and described under “U.S. Federal Income Tax Considerations—General— Consequences to U.S. Holders” in the accompanying prospectus. Accordingly, a U.S. Holder of a note will generally be required to accrue OID into income under the constant yield method, regardless of the U.S. Holder’s regular method of accounting. Thus, a U.S. Holder will be required to include OID in income in advance of the receipt of the related cash payments. Under these rules, a U.S. Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods. The amount of OID included in each year on a constant yield basis will be lower than the amount determined by reference to the yield implied by the redemption schedule described above in “Summary of Terms—Call Dates and Redemption Price” unless the notes remain outstanding to maturity.
You should consult the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders” in the accompanying prospectus as it relates to debt instruments bearing OID for a description of the consequences to you of the ownership and disposition of the notes.
The following table states the amount of OID expected to accrue with respect to a note for each accrual period based on a payment at maturity of $2,372.50, per note and assumes the notes will remain outstanding to the stated maturity date.
Accrual Period	OID Deemed to Accrue During Accrual Period (per $1,000.00 principal amount of the Notes)	Total OID Deemed to Have Accrued from Original Issue Date (per $1,000.00 principal amount of the Notes) as of End of Accrual Period
June 6, 2025 through December 31, 2025	$33.2262	$33.2262
January 1, 2026 through December 31, 2026	$61.2571	$94.4834
January 1, 2027 through December 31, 2027	$64.8889	$159.3723
January 1, 2028 through December 31, 2028	$68.7360	$228.1083
January 1, 2029 through December 31, 2029	$72.8112	$300.9194
January 1, 2030 through December 31, 2030	$77.1279	$378.0474
January 1, 2031 through December 31, 2031	$81.7007	$459.7480
January 1, 2032 through December 31, 2032	$86.5445	$546.2925
January 1, 2033 through December 31, 2033	$91.6754	$637.9679
January 1, 2034 through December 31, 2034	$97.1106	$735.0786
January 1, 2035 through December 31, 2035	$102.8681	$837.9466
January 1, 2036 through December 31, 2036	$108.9668	$946.9134
January 1, 2037 through December 31, 2037	$115.4272	$1,062.3406
January 1, 2038 through December 31, 2038	$122.2705	$1,184.6111
January 1, 2039 through December 31, 2039	$129.5196	$1,314.1307
January 1, 2040 through June 6, 2040	$58.3693	$1,372.5000
Upon the sale, exchange, redemption, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other disposition and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID previously included in income with respect to the note.  Any gain or loss realized on the sale, exchange, redemption, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.
Non-U.S. Holders
Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST
Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the distribution agreement described in “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-51 of the accompanying prospectus supplement.
The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. We or one of our affiliates may pay varying selling concessions of up to 1.50% in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees, or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $985.00 per $1,000 in principal amount of the notes.
If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.
The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.
We will deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.
BofAS may sell the notes to other broker-dealers that will participate in the offering, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.
BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. However, none of BAC, BofAS or any of our broker-dealer affiliates are obligated to engage in any secondary market transactions and/or market-making transactions or otherwise purchase the notes from the holders in such transactions.
European Economic Area and United Kingdom
None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Prohibition Of Sales To EEA And United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom
The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.
VALIDITY OF THE NOTES
In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and prospectus supplement, all in accordance with the provisions of the indenture governing the notes, such notes will be the legal, valid and binding obligations of BAC, subject to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the opinion letter of McGuireWoods LLP dated December 8, 2022, which has been filed as an exhibit to the Registration Statement (File No. 333-268718) of BAC, filed with the SEC on December 8, 2022.